Exhibit 99.1

YM BIOSCIENCES STARTS PATIENT TREATMENT IN PHASE II TRIAL COMBINING TESMILIFENE WITH TAXOTERE®

- Study to enroll up to 39 women with rapidly progressing metastatic breast cancer -

MISSISSAUGA, Canada - June 5, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced that treatment has been started in its Phase II trial combining tesmilifene with Taxotere® (docetaxel). The trial is being conducted in collaboration with Sanofi-Aventis and will investigate the effect of this drug combination in women with rapidly progressing metastatic breast cancer.

The purpose of the study is to determine if the addition of tesmilifene to docetaxel has the potential to improve clinical response without increasing toxicity in patients. The primary endpoint of the trial is pharmacokinetic; assessing the effect of addition of tesmilifene on the plasma concentration of docetaxel. YM anticipates enrolment will be completed in calendar Q4, 2006 and that pharmacokinetic data will be available in calendar Q1, 2007. The secondary endpoints are overall survival and progression-free survival. Survival data from this trial will be compared to historical survival data for Taxotere® alone.

“In the clinic, tesmilifene has been shown to significantly improve the effectiveness of commonly used cancer chemotherapies, prolonging survival when compared to chemotherapy alone. Tesmilifene has been shown in both “in vitro” and “in vivo” preclinical models to allow the specific targeting of multiple drug resistant cancer cells by anthracyclines, taxanes, vinca alkaloids and cisplatin. These “smart targeting” effects allow the tesmilifene/cytotoxic combinations to destroy resistant cancer cells; the growth of non-resistant cells being retarded or eliminated by the inherent activity of the cytotoxic agents themselves,” said Dr. Paul Keane, Director, Medical Affairs of YM BioSciences.

“We expect to report survival data from this study in late 2007. While early analyses of data from our ongoing pivotal Phase III trial will precede the conclusion of this Phase II trial, a positive result in this trial would significantly broaden the commercial applicability of our lead drug,” said David Allan, Chairman and CEO of YM BioSciences.

The single-arm study is expected to enroll up to 39 women who are diagnosed with metastatic breast cancer or had their cancer recur within 24 months of their initial breast cancer diagnosis. Patients will be administered docetaxel every 21 days and tesmilifene will be administered by a single infusion at the start of each docetaxel cycle.  Following a 5-patient dose escalation component, patients will be treated for up to 29 weeks unless there is evidence of unacceptable toxicity or disease progression. The study is being conducted in Europe and the USA.

Docetaxel is a second-generation taxane that is commonly used to treat patients with recurrent or metastatic breast cancer.

About tesmilifene
Tesmilifene is a small molecule drug currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer that completed enrolment in 2005. The trial compares tesmilifene combined with epirubicin/cyclophosphamide against epirubicin/cyclophosphamide alone in women with rapidly progressing metastatic and recurrent breast cancer. The trial is the subject of a Special Protocol Assessment by the FDA and is being conducted under an adaptive clinical design that provides three pre-planned evaluations of the data each of which could be sufficient for submission for marketing approval if the survival targets are achieved. The first interim analysis is expected to occur in mid 2006. YM has received FDA Fast Track designation for tesmilifene in advanced breast cancer.

Separately, an approval has been received from Health Canada to initiate a randomized Phase II trial in first-line inoperable gastric cancer, where tesmilifene will be added to standard chemotherapy consisting of anthracycline (epirubucin), 5-FU and cisplatin and compared with standard chemotherapy alone. This trial is anticipated to enroll 120 patients and will be conducted in North America and Korea where gastric cancer incidence exceeds 65,000. A randomized first-line trial in hormone-refractory prostate cancer combining Taxotere® with tesmilifene is being designed and is expected to be initiated before the end of 2006. YM has previously announced that it also intends to complete the design for a Phase III trial in primary (adjuvant treatment) breast cancer which it also anticipates could be submitted for regulatory approval before the end of 2006.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. In addition to tesmilifene, YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody, in a number of indications and AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, and owns a portfolio of preclinical compounds.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com